                                  EXHIBIT 2.6

                                EARNOUT AGREEMENT

         THIS EARNOUT AGREEMENT (this "Agreement"), is made and entered into this 27th day of March, 2000 by and among SYNAGRO TECHNOLOGIES, INC., a Delaware corporation ("Purchaser"), and Gerald L. Rehbein and Gordon W. Rehbein (collectively, the "Shareholders"). Purchaser and the Shareholders are each referred to as a "Party" and, collectively, they are sometimes referred to as the "Parties."

                                   WITNESSETH:

         WHEREAS, the Parties hereto have entered into that certain Stock Purchase Agreement dated as of October 26, 1999, as amended by that certain Letter Agreement dated December 23, 1999 and by Amendment No. 2 to the Stock Purchase Agreement dated as of the date hereof (as amended, the "Purchase Agreement"), whereby the Shareholders agreed to sell and transfer to Purchaser, and Purchaser agreed to purchase, all the outstanding stock of Rehbein, Inc., a Minnesota corporation (the "Company");

         WHEREAS, it is a condition to the Parties' obligations to close the transactions contemplated in the Purchase Agreement that the Parties execute and deliver this Agreement;

         WHEREAS, this Agreement sets forth the terms and conditions upon which Purchaser will, under certain circumstances, pay to the Shareholders the earnout consideration referenced in Section 3.2(a) of the Purchase Agreement as part of the Purchase Price to be paid to the Shareholders for the stock of the Company; and

         WHEREAS, capitalized terms not defined herein shall have the meanings given to them in the Purchase Agreement.

         NOW, THEREFORE, for and in consideration of the transactions contemplated in the Purchase Agreement and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Purchaser and the Shareholders agree as follows:

         1. Definitions. As used in this Agreement, the following terms shall have the respective meanings indicated:

                  (a) "Affiliates" shall have the meaning given such term in Exhibit A to the Purchase Agreement.

                  (b) "Closing Date" shall have the meaning given such term in
         Section 2.1 of the Purchase Agreement.


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                  (c) "Disputed Amount" means the portion of the Earn Out
         Amount, if any, which is in dispute as of May 15, 2003, pursuant to
         Section 5 hereof.

                  (d) "Earn Out Advance" means, during the first two Earn Out Years, an amount equal to $32,000 per quarter, and, in the third Earn Out Year, an amount computed as provided in Section 4 of this Agreement.

                  (e) "Earn Out Amount" means the amount, if any, owed by Purchaser to the Shareholders on the Earn Out Payment Date, computed as provided in Section 5 of this Agreement. The Earn Out Amount and the Earn Out Advances shall be payable to the Shareholders in accordance with the allocations listed on Schedule 3.2 of the Purchase Agreement.

                  (f) "Earn Out Payment Date" means, with respect to any Undisputed Amount, May 15, 2003, and with respect to any Disputed Amount, the date ten (10) business days following agreement on or delivery of the final, binding and conclusive calculation by the Neutral Auditor of the Three Year EBITDA.

                  (g) "Earn Out Representative" means Gary Bendickson, or, if Gary Bendickson dies, resigns or for any reason refuses or is unable to act, a substitute specified in a written notice of substitution delivered to Purchaser and signed by the Shareholders.

                  (h) "Earn Out Year" means a period of twelve (12) consecutive calendar months, the first Earn Out Year beginning on April 1, 2000 and ending on March 31, 2001, and each succeeding Earn Out Year beginning on each April 1 thereafter and ending on March 31 thereafter.

                  (i) "EBITDA" means the net income of the Company before interest, federal, state and local income taxes, depreciation and amortization, determined in accordance with GAAP, applied consistent with past practices of the Company, provided, however, that there shall be no deduction from earnings in such calculation for (i) any expenses incurred in connection with the acquisition of the Company by the Purchaser; or (ii) corporate overhead in excess of the lesser of (A) the sum of the actual corporate overhead of the Company plus the actual corporate overhead allocated to the Company by the Purchaser, or (B) the sum of $360,018 plus any amount paid to Gerald L. Rehbein under the Consulting Agreement, dated of even date herewith, by and between the Purchaser and Gerald L. Rehbein.

                  (j) "Indemnified Amounts" has the meaning given such term in
         Section 10.1 of the Purchase Agreement.

                  (k) "Neutral Auditor" means an independent accounting firm of national reputation mutually acceptable to Purchaser and the Shareholders or selected by the American Arbitration Association.



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                  (l) "Past Due Rate" means a rate per annum equal to ten
         percent (10%).

                  (m) "Purchase Price" shall have the meaning given such term in
         Section 3.2(a) of the Purchase Agreement.

                  (n) "Three Year Average EBITDA" means the EBITDA of the Company for the thirty-six (36) month period beginning on April 1, 2000 (the "Three Year Period") divided by three (3); provided, however, that notwithstanding any other provision set forth in this Agreement, in no event shall the Three Year Average EBITDA exceed $1,700,000.

                  (o) "Two Year Average EBITDA" means EBITDA of the Company for the twenty-four (24) month period beginning on April 1, 2000 (the "Two Year Period") divided by two (2).

                  (p) "Undisputed Amount" means the portion of the Earn Out Amount, if any, which is not in dispute as of May 15, 2003, pursuant to
         Section 5 hereof.

         2. Payment of Earn Out Amount. Purchaser shall pay the Earn Out Amount to the Shareholders on the Earn Out Payment Date. The Earn Out Amount shall be as computed as provided in Section 5 below. If any portion of the Earn Out Amount is not paid to the Shareholders on May 15, 2003 because such portion is a Disputed Amount, then such portion of the Disputed Amount, if any, that is later determined to be due and payable shall bear interest from May 15, 2003 until paid at the rate of eight percent (8%) per annum.

         3. Payment of Earn Out Advances. Purchaser shall pay an Earn Out Advance to the Shareholders (i) on June 30, 2000 and (ii) on each September 30, December 31, March 31 and June 30 thereafter until March 31, 2003. During the first two Earn Out Years, the Earn Out Advance shall be $32,000 per quarter. In the third Earn Out Year, the Earn Out Advances, if any, shall be as computed as provided in Section 4 below.

         4. Calculation of Earn Out Advances in the Third Earn Out Year. Purchaser shall determine the Two Year Average EBITDA within thirty (30) days after the expiration of the Two Year Period. Purchaser's methodology for determination of the Two Year Average EBITDA and the results thereof shall be forwarded to Earn Out Representative. Purchaser shall provide Earn Out Representative with access upon request to the data it used to determine the Two Year Average EBITDA. The Earn Out Representative shall review the calculation of the Two Year Average EBITDA within fifteen (15) business days after delivery thereof and notify Purchaser in writing of any disagreement with such calculation. If within such fifteen (15) business days following delivery Earn Out Representative does not object in writing thereto, then Purchaser's determination of the Two Year Average EBITDA shall be conclusive for the purpose of computing the amount of Earn Out Advances to be paid in the third Earn Out Year, but for no other purpose. If Earn Out Representative objects in writing to Purchaser's computation, then Purchaser and Earn Out Representative shall negotiate in good faith and attempt to resolve their disagreement. Should such negotiation not result in an agreement within twenty (20) business


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days of receipt by Purchaser of Earn Out Representative's objection, then the matter shall be reserved to be submitted to arbitration by a Neutral Auditor at the end of the third Earn Out Year, concurrently with any dispute that may exist as to the calculation of the Earn Out Amount. Such arbitration shall be governed by the rules provided in Sections 7(a) through 7(e) of this Agreement. All fees and expenses relating to appointment of a Neutral Auditor and the work, if any, to be performed by such Neutral Auditor will be borne equally by Purchaser and the Shareholders. If Purchaser and the Shareholders are unable to agree on the Neutral Auditor, then either or both of them shall request the American Arbitration Association to appoint the Neutral Auditor. Purchaser and the Shareholders agree to execute a reasonable engagement letter if requested to do so by the Neutral Auditor. The Neutral Auditor shall deliver to Purchaser, the Shareholders and the Earn Out Representative a written determination (such determination to include a worksheet setting forth all material calculations used in arriving at such determination and to be based solely on information provided to Neutral Auditor by Purchaser, the Shareholders and the Earn Out Representative, or their respective Affiliates) of the disputed items within thirty (30) days of receipt of the disputed items, which determination shall be final, binding and conclusive on the Parties.

         Promptly following the Purchaser's calculation of the Two Year Average EBITDA, the Earn Out Advances for the third Earn Out Year shall be determined as follows:

         (a) Two Year Average EBITDA is Equal to or Greater Than Threshold. If the Two Year Average EBITDA is equal to or greater than $1,700,000 (the "Threshold"), the Earn Out Advance for each quarter in the third Earn Out Year shall be $32,000.

         (b) Two Year Average EBITDA is Between the Threshold and the EBITDA Floor. If the Two Year Average EBITDA is less than the Threshold, but greater than $1,428,000.22 (the "EBITDA Floor"), the Earn Out Advance for each quarter in the third Earn Out Year shall be equal to the product of (i) (1) the difference between the Two Year Average EBITDA and the EBITDA Floor divided by
(2) $271,999.80 multiplied by (ii) $32,000.

         (c) Two Year Average EBITDA Equal to or Less Than EBITDA Floor. If the Two Year Average EBITDA is equal to or less than the EBITDA Floor, there shall be no Earn Out Advances payable by Purchaser in the third Earn Out Year.

         5. Calculation of Earn Out Amount. Purchaser shall determine the Three Year Average EBITDA within thirty (30) days after the expiration of the Three Year Period. Purchaser's methodology for determination of the Three Year Average EBITDA and the results thereof shall be forwarded to Earn Out Representative. Purchaser shall provide Earn Out Representative with access to the data it used to determine the Three Year Average EBITDA upon request. Earn Out Representative shall review the calculation of the Three Year Average EBITDA within thirty (30) days after delivery thereof and notify Purchaser in writing of any disagreement with such calculation. If within such thirty (30) days following delivery Earn Out Representative does not object in writing thereto, then Purchaser's determination of the Three Year Average EBITDA shall be conclusive. If Earn Out Representative objects in writing to


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Purchaser's computation, then the discrepancy shall be resolved by Arbitration as provided in Section 4 above.


         Promptly following agreement on or determination of the final, binding and conclusive calculation of the Three Year Average EBITDA, the Earn Out Amount shall be determined as follows:

         (a) Three Year Average EBITDA Equal to or Greater Than the Threshold. If the Three Year Average EBITDA is equal to or greater than the Threshold, then the Earn Out Amount shall be equal to $1,600,000, plus the amount, if any, that the total Earn Out Advances paid by Purchaser in the third Earn Out Year were less than $128,000; provided, however, that in no event shall the sum of the Earn Out Amount and all Earn Out Advances exceed $1,984,000.

         (b) Three Year Average EBITDA Greater than the EBITDA Floor but less than the Threshold. If the Three Year Average EBITDA is greater than the EBITDA Floor but less than the Threshold, then the Earn Out Amount shall be equal to the sum of (i) 5.8823521 times the amount by which the Three Year Average EBITDA exceeds $1,428,000.20, plus (ii) $128,000 times a fraction, the numerator of which shall be the amount determined in (i) above, and the denominator of which is $1,600,000, minus (iii) the total Earn Out Advances paid by the Purchaser in the third Earn Out Year; provided, however, that (x) in no event shall the sum of the Earn Out Amount and all Earn Out Advances exceed $1,984,000, and (y) if the Earn Out Amount is negative, the Shareholders shall refund an amount equal to such negative Earn Out Amount (i.e., the amount of the excess Earn Out Advances) to Purchaser within ten (10) business days following the Earn Out Payment Date.

         (c) Three Year Average EBITDA Equal to or Less than the EBITDA Floor. If the Three Year Average EBITDA is equal to or less than the EBITDA Floor, then on the Earn Out Payment Date there shall be no Earn Out Amount payable by Purchaser to the Shareholders. In addition, the Shareholders shall refund to Purchaser an amount equal to the total Earn Out Advances paid by Purchaser in the third Earn Out Year within ten (10) business days following the Earn Out Payment Date.

         6. Interest. To the extent that Purchaser does not make a payment of any portion of the Earn Out Advances or Earn Out Amount (except as provided otherwise with respect to any Disputed Amount in Section 2) on the required payment date, such unpaid amount shall bear interest at the Past Due Rate from and after the required payment date to the date on which such unpaid amount (or a portion thereof) is paid.

         7.       Binding Arbitration.

                  (a) General. Notwithstanding any provision of this Agreement to the contrary, upon the request of any Party any dispute, controversy or claim arising out of, relating to, or in connection with, this Agreement or any agreement executed in connection herewith or contemplated hereby (excepting matters decided by the Neutral Auditor), or the breach,


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termination, interpretation, or validity hereof or thereof (hereinafter referred to as a "Dispute"), shall be finally resolved by mandatory and binding arbitration in accordance with the terms hereof. Any Party may bring an action in court to compel arbitration of any Dispute. Any Party who fails or refuses to submit any Dispute to binding arbitration following a lawful demand by the opposing Party shall bear all costs and expenses incurred by the opposing Party in compelling arbitration of such Dispute.

                  (b) Governing Rules. The arbitration shall be conducted in accordance with the Commercial Arbitration Rules of the American Arbitration Association in effect at the time of the arbitration, except as they may be modified herein or by mutual agreement of the Parties. The arbitration and this clause shall be governed by the Federal Arbitration Act, 9 U.S.C. Sections 1 et seq. (the "Federal Arbitration Act"). The arbitrator shall award all reasonable and necessary costs (including the reasonable fees and expenses of counsel) incurred in conducting the arbitration to the prevailing Party in any such Dispute. The Parties expressly waive all rights whatsoever to file an appeal against or otherwise to challenge any award by the arbitrators hereunder; provided, that the foregoing shall not limit the rights of any Party to bring a proceeding in any applicable jurisdiction to confirm, enforce or enter judgment upon such award (and the rights of the other Party, if such proceeding is brought, to contest such confirmation, enforcement or entry of judgment, but only to the extent permitted by the Federal Arbitration Act).

                  (c) No Waiver; Preservation of Remedies. No provision of, nor the exercise of any rights under this Agreement shall limit the right of any Party to apply for injunctive relief or similar equitable relief with respect to the enforcement of this Agreement or any agreement executed in connection herewith or contemplated hereby, and any such action shall not be deemed an election of remedies. Such rights can be exercised at any time except to the extent such action is contrary to a final award or decision in any arbitration proceeding. The Parties agree that irreparable damage would occur if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof. The institution and maintenance of an action for injunctive relief or similar equitable relief shall not constitute a waiver of the right of any Party, including without limitation the plaintiff, to submit any Dispute to arbitration nor render inapplicable the compulsory arbitration provisions of this Agreement.

                  (d) Arbitration Proceeding. In addition to the authority conferred on the arbitration tribunal by the rules specified above, the arbitration tribunal shall have the authority to order reasonable discovery, including the depositions of party witnesses and production of documents. The arbitral award shall be in writing, state the reasons for the award, and be final and binding on the Parties with no right of appeal. All statutes of limitations that would otherwise be applicable shall apply to any arbitration proceeding. Any attorney-client privilege and other protection against disclosure of confidential information, including without limitation any protection afforded the work-product of any attorney, that could otherwise be claimed by any Party shall be available to and may be claimed by any such Party in any arbitration proceeding. No Party waives any attorney-client privilege or any other protection against disclosure of


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confidential information by reason of anything contained in or done pursuant to or in connection with this Agreement. Each Party agrees to keep all Disputes and arbitration proceedings strictly confidential, except for disclosures of information to the Parties' legal counsel or auditors or those required by applicable law. The arbitrators shall determine the matters in dispute in accordance with the substantive law of Texas, without regard to conflict of law rules. The obligation to arbitrate any dispute shall be binding upon the successors and assigns of each of the Parties.

                  (e) Appointment of Arbitrators. The arbitration shall be conducted by three (3) arbitrators. The Party initiating arbitration (the "Claimant") shall appoint its arbitrator in its request for arbitration (the "Request"). The other Party (the "Respondent") shall appoint its arbitrator within thirty (30) days after receipt of the Request and shall notify the Claimant of such appointment in writing. If the Respondent fails to appoint an arbitrator within such thirty (30) day period, the arbitrator named in the Request shall decide the controversy or claim as sole arbitrator. Otherwise, the two (2) arbitrators appointed by the Parties shall appoint a third (3rd) arbitrator within thirty (30) days after the Respondent has notified Claimant of the appointment of the Respondent's arbitrator. When the third (3rd) arbitrator has accepted the appointment, the two (2) Party-appointed arbitrators shall promptly notify the Parties of the appointment. If the two (2) arbitrators appointed by the Parties fail to appoint a third (3rd) arbitrator and so to notify the Parties within the time period prescribed above, then the appointment of the third (3rd) arbitrator shall be made by the American Arbitration Association, which shall promptly notify the Parties of the appointment. The third (3rd) arbitrator shall act as Chair of the panel.

         8. No Waiver by the Shareholders. No delay or omission of the Shareholders to exercise any power, right or remedy accruing to the Shareholders hereof shall impair any such power, right or remedy or shall be construed to be a waiver of the right to exercise any such power, right or remedy.

         9. Paragraph Headings. Paragraph headings appearing in this Agreement are for convenient reference only and shall not be used to interpret or limit the meaning of any provision of this Agreement.

         10. Governing Law. THIS AGREEMENT SHALL BE GOVERNED IN ALL RESPECTS, INCLUDING VALIDITY, INTERPRETATION AND EFFECT, BY THE LAWS OF THE STATE OF TEXAS APPLICABLE TO CONTRACTS EXECUTED AND TO BE PERFORMED WHOLLY WITHIN SUCH STATE.

         11. Successors and Assigns. This Agreement and all the agreements contained herein shall be binding upon, and shall inure to the benefit of, the respective legal representatives, heirs, successors and assigns of Purchaser and the Shareholders; provided, that the Shareholders shall not assign or otherwise transfer to any other Person or entity any interest in this Agreement unless the Shareholders obtain Purchaser's prior written consent.

         12. Severability. If any provision of this Agreement is held to be illegal, invalid or unenforceable under present or future laws, the legality, validity and enforceability of the


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remaining provisions of this Agreement shall not be affected thereby, and this
Agreement shall be liberally construed so as to carry out the intent of the parties to it. Each waiver in this Agreement is subject to the overriding and controlling rule that it shall be effective only if and to the extent that (a) it is not prohibited by applicable law and (b) applicable law neither provides for nor allows any material sanctions to be imposed against The Shareholders for having bargained for and obtained it.

         13. Notices. Any notice, request or other communication required or permitted to be given hereunder shall be given in writing by delivering it against receipt for it, by depositing it with an overnight delivery service or by depositing it in a receptacle maintained by the United States Postal Service, postage prepaid, registered or certified mail, return receipt requested, addressed to the respective parties as follows (and if so given, shall be deemed given when mailed), or by facsimile:

                  If to Purchaser:

                  Synagro Technologies, Inc.
                  1800 Bering Drive, Suite 1000
                  Houston, Texas 77057
                  Attention:        Mark A. Rome
                                    (713) 369-1760 (fax)

                  If to Earnout Representative:

                  Mr. Gary Bendickson
                  11425 Highway 55
                  Plymouth, MN 55441
                  (763) 545-3198 (fax)

                  If to the Shareholders:

                  Gerald L. Rehbein
                  11373 Hillcrest Drive
                  Grant City, MN 55082
                  (651) 426-4567 (fax)

                  and

                  Gordon W. Rehbein
                  16480 N.W. Flintwood Street
                  Andover, MN 55304
                  (763) 413-0347 (fax)

         Any Party may change its address for notice at any time and from time to time, but only after ten (10) days' advance written notice to the other Parties. A Party's address for notice shall


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be the most recent such address furnished in writing by such Party to the other
Parties. Actual notice, however and from whomever given or received, shall always be effective when received.

         14. Offset Rights. Purchaser shall have the right to offset amounts owed to Purchaser under the Purchase Agreement, including, without limitation, any and all Indemnified Amounts determined by litigation, arbitration or settlement under Section 10.3 of the Purchase Agreement to be owed to Purchaser, against any amounts due under this Agreement. Reference is hereby made to the escrow provisions in Section 10.8 of the Purchase Agreement, the terms and conditions of which are incorporated herein by this reference.


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         IN WITNESS WHEREOF, this Agreement is executed effective as of the date first set forth above.

                                        PURCHASER:

                                        SYNAGRO TECHNOLOGIES, INC.



                                        By: /s/ Mark A. Rome
                                            ------------------------------------
                                            Mark A. Rome
                                            Executive Vice President




                                        SHAREHOLDERS:



                                        By: /s/ Gerald L. Rehbein
                                            ------------------------------------
                                            Gerald L. Rehbein



                                        By: /s/ Gordon W. Rehbein
                                            ------------------------------------
                                            Gordon W. Rehbein






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